MDU Resources Group, Inc.
1200 West Century Avenue
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

June 17, 2013

By EDGAR Transmission and Federal Express

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	MDU Resources Group, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Response dated May 13, 2013
File No. 001-03480

Dear Ms. Jenkins:

On behalf of MDU Resources Group, Inc. (MDU or the Company), we hereby submit MDU's response to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated June 4, 2013, with respect to the above referenced periodic report filed under the Securities Exchange Act of 1934.

For the convenience of the Staff, the Staff's comment is included and is followed by the corresponding response of MDU. References in this letter to "we," "us" and "our" refer to MDU unless the context indicates otherwise.

We believe that our Annual Report on Form 10-K for the year ended December 31, 2012 (2012 Form 10-K) provides investors with full and transparent disclosure sufficient to give an understanding of our business. We propose to incorporate your comment, as applicable, on a prospective basis in our Annual Report on Form 10-K for the year ended December 31, 2013 (2013 Form 10-K).

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
June 17, 2013

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 66

Note 1 – Summary of Significant Accounting Policies, page 66

Goodwill, page 69

1.
We note your response to our prior comment 2 indicating that segment management regularly reviews the operating results of each component in order to make decisions about resources to be allocated to the business and to assess its performance. However, your disclosure also states that your chief executive officer (the “CODM”) or segment management regularly reviews the operating results of a component. Please tell us whether the operating results reviewed by your CODM or segment management include discrete financial information disaggregated at a level below the operating segment level. To the extent disaggregated information is reviewed by your CODM, please tell us how you evaluated this information in your analysis of FASB ASC 350-20-35-34. Also, it appears that your reporting units are also your operating segments. Please discuss whether you are aggregating two or more components.

MDU Response: In making decisions about resources to be allocated to the segment and to assess its performance, the Chief Executive Officer of MDU, the CODM, regularly reviews discrete financial information at the operating segment level. The CODM does not regularly review information below the operating segment level in order to make decisions about resources to be allocated to the segment and to assess its performance.

We have and will continue to use segment management to review operating results for each component of the operating segment in order to make decisions about resources to be allocated to the components and to assess their performance. Therefore, we propose to modify our disclosure as follows to further clarify that it is segment management that regularly reviews the operating results of each component on a prospective basis beginning with our 2013 Form 10-K (new information has been underlined):

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which ~~the Company’s chief executive officer and other~~ segment management regularly reviews the operating results.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
June 17, 2013

At December 31, 2012, four of our operating segments have goodwill which consists of $345.7 million at the natural gas distribution segment, $176.3 million at the construction materials and contracting segment, $104.3 million at the construction services segment and $9.7 million at the pipeline and energy services segment.

Each of the operating segments identified above have multiple components. Our operating segments for natural gas distribution, construction materials and contracting and construction services are our reporting units. Our pipeline and energy services operating segment does not constitute a reporting unit. A component of the pipeline and energy services operating segment contains goodwill and has been identified as the pipeline and storage group reporting unit.

ASC 350-20-35-35 states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. As noted in ASC 350-20-55-6 and 7, evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. In determining whether the components of an operating segment have similar economic characteristics, all of the factors in ASC 280-10-50-11 were considered. These factors are:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in ASC 280-10-50-11. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in ASC 280-10-50-11 include but are not limited to, the following:

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
June 17, 2013

a.	The manner in which an entity operates its business and the nature of those operations

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.	Whether the components support and benefit from common research and development projects

In addition, the accounting guidance also recognizes that a company that has a more diverse offering of products and services (such as MDU) may consider two products to be similar whereas a company that has a relatively narrow offering of products and services may not consider those same products to be similar. As described in paragraph 68 of the Basis for Conclusions of Statement 131, the assessment of whether products or services are similar may depend, in part, on the nature and breadth of a company's product lines and overall operations. Paragraph 68 states, in part:

An enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. For example, a highly diversified enterprise may consider all consumer products to be similar if it has other businesses such as financial services and road construction. However, an enterprise that sells only consumer products might consider razor blades to be different from toasters.

Accordingly, we have carefully reviewed the economic characteristics of the components of our operating segments to determine whether the components meet the criteria necessary to aggregate based on similar economic characteristics as well as the other criteria discussed above in determining our reporting units. We have concluded that our components meet the criteria to be aggregated into reporting units due to similarity in the nature of products and services, the type of customers, the methods used to distribute products and services, the nature of the regulatory environment, the manner in which we operate our business and the nature of those operations, and the sharing of resources among the components.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
June 17, 2013

The most relevant considerations for aggregating the components of our operating segments, which have goodwill recorded on the balance sheet, are discussed below.

Natural Gas Distribution

•	Components are all natural gas distribution companies

•	Similar classes of customers consisting principally of residential, commercial, industrial and transportation customers

•	All of the components distribute natural gas to their customers in a similar fashion through company-owned distribution systems

•	Each component is a regulated utility subject to the regulation of the state public service commissions

•	The components operate in a contiguous eight state region

•	Similar economic risks, including weather and advances in alternative energy

•
Many resources and services are shared by the components, such as certain management and operational support for customer service, engineering, procurement, fleet, information technology and communications, which enables goodwill to be recoverable among the component businesses working in concert

Construction Materials and Contracting

•	Components are similar vertically integrated construction operations that add product value through the production and sale of aggregate-related products and services

•	Components have similar public and private customers

•	Components have worked together to standardize processes and share best practices

•	Components distribute products in a similar fashion

•	The components face similar economic risks and are awarded work based on a competitive bid process

•
Many resources and services are shared by the components, such as certain management, administrative and back office functions, equipment, and operational and intellectual resources, which enables goodwill to be recoverable from the component businesses working in concert

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
June 17, 2013

Construction Services

•	The components provide similar electrical construction and related products and services

•	Components have similar processes and practices

•	The components have similar public and private customers

•	Components distribute services and related products in a similar fashion

•	The components face similar economic risks and are awarded work through a competitive bid process

•
Many resources and services are shared by the components, such as certain management, administrative and back office functions, equipment, and operational and intellectual resources, which enables goodwill to be recoverable from the component businesses working in concert

Pipeline and Storage Group

•	Components provide similar gathering, transportation and related services

•	Components use capital intensive pipeline infrastructure to deliver products

•	Serve customer bases that are involved at various points in the natural gas and oil supply chain

•	Operations are primarily performed in the same geographic area

•
Many resources and services are shared by the components, such as certain management, administrative and back office functions and field personnel and equipment, which enables goodwill to be recoverable from the component businesses working in concert

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
June 17, 2013

If you would like to discuss the response to the Staff's comment or if you would like to discuss any other matters, please contact me at (701) 530-1035.

Sincerely,

MDU RESOURCES GROUP, INC.

BY:	/s/ Nicole A. Kivisto
Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:    Jamie Kessel, United States Securities and Exchange Commission
Nasreen Mohammed, United States Securities and Exchange Commission
Christopher Swanson, Deloitte & Touche LLP
Walter Godlewski, Cohen Tauber Spievack & Wagner PC
Doran Schwartz, MDU Resources Group, Inc.